Exhibit 99.1

News Release

October 15, 2012

TELUS announces Supreme Court of B.C. decides in its favour

Court rejects Mason’s attempt to set aside TELUS’ interim order

Vancouver — The Supreme Court of B.C. today rejected Mason Capital’s attempt to challenge TELUS’ share exchange proposal. The Court confirmed the validity of the order it had initially granted to TELUS enabling the company’s shareholders to vote on its proposal to exchange non-voting shares for common shares on a one-for-one basis.  TELUS’ proposal requires approval of two-thirds of the company’s non-voting share votes and a majority of common share votes.

“We are pleased that the Supreme Court of B.C. has once again provided their support for our share exchange proposal to proceed, rejecting the latest legal maneuver from Mason Capital whose net economic ownership position in our company is a mere 0.02 per cent,” said Darren Entwistle, TELUS President and CEO. “With 92.4 per cent support from our committed investors realized from our first proposal earlier this year and both independent proxy advisory firms, ISS and Glass Lewis, endorsing our proposal once again, we firmly believe this proposal is fair and significantly beneficial to all shareholders. Moreover, this effort is supporting material value creation for our company and both classes of our shareholders.”

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive voting approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance that the pending or new court proceedings will find in favour of the October 17 meeting proceeding as planned, the final court order in respect of the Arrangement will be granted and that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines,

1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-697-8176

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com